Exhibit 4.31

PROMISSORY NOTE

US$37,500,000	Date: 4 November 2002

FOR VALUE RECEIVED, the undersigned, MODERN MIND TECHNOLOG LIMITED, a British Virgin Islands company with its registered address. of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. (“MMT”), unconditionally promises to pay to the order of JESPER LTD. (“JESPER”), with its registered address of P.O. Box 71, Craigmuir, Road Town, Tortola, British Virgin Islands, the principal sum of United States Dollars Thirty Seven Million and Five Hundred Thousand (US37,500,000), together with interest on the unpaid principal balance hereof until due. Interest will accrue on the outstanding balance from time to time at a rate half percent (0.5%) per annum during the period from the date hereof until fully paid and the interest are payable semi-annually. The principal is due six months after the date of this Promissory Note (“DUE DATE”) and repayment may be extended semi-annually subject to the consent of JESPER. Payments shall be credited first to any outstanding fees or costs owing hereunder (including interest thereon), then to accrued interest and finally to principal. All sums owing under this promissory note (“Note”) are payable in lawful money of the United States of America.

If the payment due date is not made when due at its semi-anniversary date, JESPER may, at its sole option, convert the entire US$37,500,000 principal under this Note into new ordinary shares of MMT (subject to adjustment for stock splits, consolidations or other similar events). The conversion ratio is that JESPER can convert 1 new ordinary share of MMT for every US$ 1.00 of the debt outstanding.

MMT represents that: (a) it has all requisite power and authority to execute and deliver this Note; and (b) the person or persons executing this Note on behalf of MMT are duly authorized to do so.

In case of (a) MMT’s failure to pay when due any sums payable hereunder, (b) the dissolution or termination of existence of MMT, (c) the filing any petition in bankruptcy by MMT, or any endorser or guarantor of this Note which is not discharged within 30 days, (d) the making by MMT of an assignment for the benefit of creditors, (e) the appointment of a receiver of any property of MMT which is not discharged within 30 days, (f) an attachment of any funds or other property of MMT which may be in the possession or control of the MMT or of any third party acting for MMT, or the same becoming subject at any time to any mandatory order of court or other legal process, (g) any governmental authority or any court at the instance of any governmental authority shall take possession of any substantial part of the property of MMT or shall assume control over the affairs or operation of any of them or a receiver shall be appointed or a writ or order of attachment, garnishment or execution shall be issued or made against any of the property of MMT, (h) MMT’s failure to provide to JESPER upon demand the financial information required, (i) the default of any direct or indirect subsidiary of MMT under any promissory note or other financing obligation, or (j) MMT ceasing to actively trade or carry on business as presently conducted, then JESPER may, at its sole option, declare all sums owing under this Note immediately due and payable. In addition and without prejudice to JESPER’s right to declare all sums immediately due and payable hereunder, upon the happening of any of the events referenced in paragraphs (a) through (e) above, default interest shall accrue from the earlier of the date of default or notice from JESPER at a rate of five percent (5%) per annum.

If any attorney is engaged by JESPER to enforce or defend any provision of this Note or any related credit or security agreement, whether or not as a consequence of any default or event of default, with or without the filing of any legal action, proceeding or appeal, or appearance in any bankruptcy proceeding, then MMT shall immediately pay on demand all attorneys’ fees and all other costs incurred by JESPER, together with interest thereon form the date of such demand until paid at the rate of five percent (5%) per annum

No previous waiver and no failure or delay by JESPER in acting with respect to the terms of this Note or any related credit or security agreement shall constitute a waiver of any breach, default, or failure of condition under this Note, any related agreement or the obligations secured thereby. A waiver of any term of this Note, any related credit or security agreement or of any of the obligations secured thereby must be made in writing and shall be limited to the express written terms of such waiver. In the event of any inconsistencies between the terms of this Note and the terms of any other document related to the loan evidenced by this Note, the terms of this Note shall prevail.

MMT waives presentment, demand, notice of dishonor, notice of default or delinquency, notice of protest and nonpayment, notice of costs, expenses or losses and interest thereon, notice of interest on interest and late charges, and diligence in taking any action to collect any sums owing under this Note, including (to the extent permitted by law) waiving the pleading of any statute of limitations as a defense to any demand against the undersigned, or in proceeding against any of the rights or interests in or to properties securing payment of this Note. Time is of the essence with respect to every provision hereof. This Note is made in the English language only. This note shall be construed and enforced in accordance with the laws of the British Virgin Islands and may be enforced in any court having jurisdiction. MMT hereby irrevocably consents to the jurisdiction of the courts of Hong Kong with respect to any matter arising under this Note, and further irrevocably consents to service of process by hand delivery to the address first noted above for MMT

By:	MODERN MIND TECHNOLOGY LIMITED

For and on behalf of MODERN MIND TECHNOLOGY LIMITED

Authorised Signature(s)) Shih-Jye Cheng Director